111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com Michael K. Renetzky Direct Telephone: 312-443-1823 Direct Fax: 312-896-6523 mrenetzky@lockelord.com

February 16, 2021

VIA EDGAR SUBMISSION AND

EMAIL

United States Securities and Exchange Commission

Division of Investment Management

Mail Stop 4720

100 F Street, N.E.

Washington, D.C. 20549

Attn: Sonny Oh

Re:	Merit Life Insurance Co.
Initial Registration Statement on Form S-1
Initially Submitted June 19, 2020
File No. 333-239300

Dear Mr. Oh:

Merit Life Insurance Co., a Texas insurance corporation (the “Company”), has submitted to the Securities and Exchange Commission Registration Statement Submission No. 3 on Form S-1 on November 18, 2020 (the “Registration Statement”). On behalf of the Company, we are writing to supplementally provide further disclosure revisions intended to address the issues discussed with the staff on February 10, 2021.

1.	Target Portfolio Investment Guidelines

Following our discussion with the staff on February 10, 2021, the Company undertook a substantial effort involving its actuarial and other underwriting resources to seek to identify whether it could develop an overall set of target portfolio investment guidelines that would apply across all Financial Firms and still satisfy the Company’s obligations under insurance law to operate in a manner that is expected to maintain the Company in a position to meet its obligations to its contract holders.

The Company believes it has been able to accomplish this, and it believes that including disclosure of these target portfolio investment guidelines in the prospectus will address the staff’s comment that the prospectus must sufficiently describe not only the Fixed Contingent Deferred Annuity Contract, but also the portfolios of securities protected by that Contract in order to meet the Company’s obligations under Section 10 of the Securities Act of 1933.

Securities and Exchange Commission

February 16, 2021

Therefore, the Company has now added a new section to the overview section of “Fixed Contingent Deferred Annuity Contract” in the Registration Statement to provide additional guidance around the investments which are permissible in an Account covered by a Contract. While individual portfolios may, and are expected to, vary within the overarching target model portfolio investment guidelines, no Contract will be deemed to be in breach of the investment guidelines if it remains within the target model portfolio investment guidelines provided below. Ultimately, however, the Company will not have any authority with respect to the investments chosen for any particular Account, as the Accountholder, together with the Financial Firm, retain full authority over the investment of the assets within the Account. The target model portfolio guidelines presented relate solely to whether a particular Account will be, and will remain, eligible for protection by a Contract.

The new language to be included on page 14 of the Registration Statement is reproduced below:

“You may apply to purchase a Contract with respect to a portfolio managed by a Financial Firm so long as the target investment allocations of such portfolio fall within the ranges outlined below.

Target Portfolio Investment Guidelines
Asset Class	Investment Style	Allocation % Range
Equity	US Large Cap	5-50%
Equity	US Mid Cap	0-15%
Equity	US Small Cap	0-15%
Equity	International Large Cap	0-30%
Equity	International Small / Mid Cap	0-15%
Equity	Global Equity	0-25%
Equity	Emerging Markets Equity	0-15%
Equity	Sector Funds	0-10%
	Total Equity	45-75%
Fixed Income	Investment Grade Bond	5-40%
Fixed Income	Investment Grade Corporate Bond	0-15%
Fixed Income	Short Duration Bond	0-10%
Fixed Income	TIPs (Treasury Inflation Protected Securities)	0-10%
Fixed Income	High Yield Bonds	0-10%
Fixed Income	International Fixed Income	0-10%
	Total Fixed Income	25-55%
Alternatives	US REITs (Real Estate Investment Trusts)	0-5%
Alternatives	Commodities / Real Assets	0-5%
	Total Alternatives	0-10%
Cash	Money Market / Cash	0-5%
	Total Cash	0-5%

Securities and Exchange Commission

February 16, 2021

The available portfolios vary from Financial Firm to Financial Firm. These portfolios are available through the Financial Firms irrespective of whether you purchase our Contract.

For more information regarding the details of your portfolio, please refer to disclosure received from your Financial Firm, including your Financial Firm’s Form ADV brochure and portfolio fact sheet. The mix of investments that you may hold in your Account in accordance with the target investment guidelines of a portfolio is not necessarily the same as any other client of your Financial Firm that selects the same portfolio.

Our underwriting process for determining whether a portfolio is acceptable focuses on whether the investments are in a well-diversified mix of securities in the asset classes shown in the chart above. When a portfolio invests in Exchange Traded Funds (ETFs), mutual funds or similar collective investment vehicles, our underwriting process looks through to the asset classes invested in by those collective investment vehicles. On a Financial Firm by Financial Firm basis, our aggregate target allocation for investments across all approved portfolios at a Financial Firm is currently a mix of 60% equities and 40% fixed income.

We will continue your Contract as long as the investments in your Account stay within the target portfolio investment guidelines noted in the chart above. We may terminate your Contract if you or your Financial Firm invest the assets in your Account outside of the aforementioned investment guidelines and your Account is not revised to fall within these guidelines within the Cure Period. ”

* * * *

Should you have any questions pertaining to this submission, please call the undersigned at (312) 443-1823.

Sincerely Yours,

LOCKE LORD LLP

Michael K. Renetzky, Esq.

/s/ Michael K. Renetzky, Esq.